UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 9, 2023 (March 8, 2023)

JAGUAR GLOBAL GROWTH CORPORATION I

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41284	98-1593783
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 Brickell Key Drive,
Suite 700 Miami, Florida		33131
(Address of Principal Executive Offices)		(Zip Code)

(646) 663-4945

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant	JGGCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	JGGC	The Nasdaq Stock Market LLC
Rights entitling the holder thereof to receive one-twelfth (1/12) of one Class A ordinary share of JGGC	JGGCR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	JGGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously disclosed, On March 2, 2023, Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“JGGC”), GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”), Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), and Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea, entered into a business combination agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions contained therein, the transactions contemplated thereby will be effected (such transactions, collectively, the “Proposed Transactions”)

On March 8, 2023, an interview (the “Interview”) featuring Gary Garrabrant, the Chairman and Chief Executive Officer of JGGC with Day Break Asia was published by Bloomberg. The Interview is available at https://www.bloomberg.com/news/videos/2023-03-09/jgcc-s-garrabrant-on-glaam-deal-video . A transcript of the Interview is attached as Exhibit 99.1 to this Current Report on Form 8-K and the contents are incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of JGGC under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information about the Proposed Transactions and Where to Find It

This Current Report on Form 8-K is being made in respect of the Proposed Transactions involving JGGC and GLAAM. In connection with the Proposed Transactions, New PubCo intends to file the Registration Statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of JGGC and a prospectus of New PubCo. JGGC’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED TRANSATIONS, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT JGGC, NEW PUBCO, GLAAM AND THE PROPOSED TRANSACTIONS. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transactions will be mailed to shareholders of JGGC as of a record date to be established for voting on the Proposed Transactions. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

JGGC and its directors and executive officers may be deemed participants in the solicitation of proxies from JGGC’s shareholders with respect to the Proposed Transactions. A list of the names of JGGC’s directors and executive officers and a description of their interests in JGGC is contained in JGGC’s final prospectus related to its initial public offering dated February 10, 2022, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Proposed Transactions when available.

New PubCo, GLAAM and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of JGGC in connection with the Proposed Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transactions will be included in the Registration Statement. You may obtain free copies of these documents as described above.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of New PubCo, GLAAM or JGGC. Forward-looking statements generally relate to future events or JGGC’s, GLAAM’s or New PubCo’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by JGGC and its management, and GLAAM and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond New PubCo’s and GLAAM’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) JGGC’s ability to complete the Proposed Transactions; (2) the outcome of any legal proceedings that may be instituted against JGGC, New PubCo, GLAAM or others following the announcement of the Proposed Transactions and any definitive agreements with respect thereto; (3) the inability to complete the Proposed Transactions due to the failure to obtain approval of the shareholders of JGGC, to obtain financing to complete the Proposed Transactions or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Transactions; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Transactions; (6) the risk that the Proposed Transactions disrupt current plans and operations of GLAAM as a result of the announcement and consummation of the Proposed Transactions; (7) the ability to recognize the anticipated benefits of the Proposed Transactions, which may be affected by, among other things, competition, the ability of New PubCo to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Proposed Transactions; (9) changes in applicable laws or regulations; (10) the possibility that GLAAM or New PubCo may be adversely affected by other economic, business, and/or competitive factors; (11) GLAAM’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated shareholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in JGGC’s final prospectus related to its initial public offering dated February 10, 2022 and in subsequent filings with the SEC, including the Registration Statement when available. There may be additional risks that none of GLAAM, New PubCo or JGGC presently know or that GLAAM, New PubCo and JGGC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of JGGC, GLAAM or New PubCo undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit

99.1*	Interview Transcript, dated March 8, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Furnished but not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2023

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Anthony R. Page
Name:	Anthony R. Page
Title:	Chief Financial Officer

Exhibit 99.1

This transcript was exported on Mar 09, 2023 – view latest version here.

JGGC Bloomberg TV Interview—Transcript

Full clip here: https://www.bloomberg.com/news/videos/2023-03-09/jgcc-s-garrabrant-on-glaam-deal-video

Shery Ahn:

Tell us a little bit more about this deal and why this company.

Gary Garrabrant:

Yeah, thank you. As we’ve previously discussed, we’re an investor with leading entrepreneurs in the most compelling geographies and sectors. We established Jaguar Global a year ago, focusing on the intersection of property and technology. We’re thrilled to announce last week business combination with GLAAM, founded and led by Ho Joon Lee, who fits our model of a leading entrepreneur, a cutting edge company that is both revolutionary and transformational. GLAAM has over the last 10 years, completed nearly 400 installations, multiple continents, Asia, Middle East, Europe, the Americas, and essentially transforming vertical structures into IT media devices. First of its kind. It’s absolutely fascinating and transformative.

Shery Ahn:

How do you find these opportunities in the investment landscape right now across Asia? Because you’re also, what, the only one to do this sort of real estate SPAC deal in South Korea?

Gary Garrabrant:

Yeah, thank you very much. Asia for us is a top priority. We first started investing in China about 20 years ago, have made multiple investments in multiple sectors across the region. Acquired a logistics property company, Brilliant, based in Shanghai three years ago, which is a top 10 company in China, starting a cold storage platform as well. Again, logistics related. GLAAM is different because it’s a technology business and we really set our sites to push the envelope with GLAAM. And this company happens to be based in Seoul with offices in London and LA.

Haidi Stroud-Watts:

Gary, how do you feel about this current environment in terms of investing into technology, or is this really much more of an idiosyncratic story for this business and this business model?

Gary Garrabrant:

Yeah, it’s more of a standalone, Haidi, for sure. When we met the founder Ho Joon, we knew that he was something special and that his team, which has been together for over 10 years, had established not only a global footprint and with boundless promise, but also profitable. And if the last two years have been a wake-up call for blank check companies, it’s the technology businesses that haven’t yet crossed the Rubicon to profitability run into trouble. And so we narrowed our sites to focus only on EBITDA positive businesses.

Haidi Stroud-Watts:

The last couple of years, of course, have been hugely challenging for investors. The China exposure, you obviously touched on Brilliant, which we’ve talked about before, but has that changed? What has meaningfully changed, I guess from say last December until now?

Watch JGCC’s Garrabrant on GLAAM deal (Completed 03/09/23) Transcript by Rev.com	Page 1 of 2

This transcript was exported on Mar 09, 2023 - view latest version here.

Gary Garrabrant:

Yeah, so interesting. This is a business, we’re big believers in logistics as a sector because of its simplicity, its sustainability, scalability. We thought we acquired a growth platform. It’s become a contrarian play, that being in focused on China, Beijing, Shanghai, and the satellite cities for each. But the barriers to entry are such in terms of land acquisitions, as we’ve talked about before, primary and secondary land acquisitions. It’s off favor, bad headlines, certainly in the States, which presents frankly an opportunity for us. We have a Singapore based institutional partner, which is supporting our growth in Brilliant.

Haidi Stroud-Watts:

You’ve talked about warehousing logistics. Does that mean potentially leading into kind of a deeper dive into property?

Gary Garrabrant:

Yeah, so it is a property. We have both an operating platform and we also have a property venture as well.

Yeah. Go ahead Sheryl.

Shery Ahn:

Tell us a little bit about that business. Yeah,

Gary Garrabrant:

So that business is, we have a team on the ground in Shanghai, vertically integrated, about 40 strong. This is a institutional quality mainland Chinese based company where we’re in the middle of nearly 2 million square meters of space under development with a top logistics, 3PL type tenants, so along the lines of Prologis global logistic properties.

Watch JGCC’s Garrabrant on GLAAM deal (Completed 03/09/23) Transcript by Rev.com	Page 2 of 2